EXHIBIT 99.39
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                              SHAREHOLDER AGREEMENT

               __________________________________________________



                               SEARCH ENERGY CORP.



                                     - AND -



                      ADVANTAGE INVESTMENT MANAGEMENT LTD.



                                     - AND -



                        MONTREAL TRUST COMPANY OF CANADA

               __________________________________________________



                                      Dated

                                      as of

                                  May 24, 2001



               __________________________________________________





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                              SHAREHOLDER AGREEMENT


                  THIS AGREEMENT is dated the 24th day of May, 2001.

AMONG:

                  SEARCH ENERGY CORP., a body corporate with offices in Calgary, Alberta (hereinafter referred to as the "Corporation")

                                                               OF THE FIRST PART

AND

                  ADVANTAGE INVESTMENT MANAGEMENT LTD., a body corporate with offices in Calgary, Alberta
                  (hereinafter referred to as the "Manager")

                                                              OF THE SECOND PART

AND

                  MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta, as trustee of the Trust
                  (hereinafter referred to as the "Trustee")

                                                               OF THE THIRD PART

                  WHEREAS:

A. The Corporation is a corporation incorporated under the BUSINESS CORPORATIONS ACT (Alberta);

B. The authorized and issued capital of the Corporation consists of an unlimited number of common shares, all of which issued and outstanding common shares are held by the Trust;

C. The Trust is an open-ended mutual fund trust created pursuant to the laws of the Province of Alberta pursuant to the Trust Indenture for the purpose of, among other things, acquiring securities of the Corporation, including the Notes, as well as purchasing the Royalty from the Corporation holding the Royalty;

D. The Trustee has been appointed as trustee for the benefit of the Unitholders pursuant to the Trust Indenture;

E. The Parties wish to establish the rights and obligations of the Trustee in respect of the Shares now or hereafter owned by it, the rights and obligations of the Unitholders and holders of the Special Voting Units, if any, in respect of the Trust Units or Special Voting Units

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                                       2


now or hereafter owned by them, the management and control of the Corporation and certain other matters as hereinafter set forth;

F. The Parties have agreed to do all such things as may be necessary in order to give effect to this Agreement; and

G. The Trustee joins in this Agreement as party of the third part as Trustee for and on behalf of the Unitholders.

         NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1 The Parties hereto represent that, to the extent that the subject matter therein is within their knowledge or control, the recitals to this Agreement are true and correct and the parties hereto agree that such recitals form an integral part of this Agreement.

1.2 In the Agreement unless there is something in the subject matter or context inconsistent therewith:

(a)      "Act" means the BUSINESS CORPORATIONS ACT, Statutes of Alberta, 1981,
         c. B-15, as amended from time to time and every statute that may be substituted therefor, and in the case of any such amendment and substitution, any reference in this Agreement to the Act shall be read as referring to the amended or substituted provisions therefor;

(b)      "Affiliate" has the meaning ascribed thereto in the Act;

(c) "Agreement" means this Agreement and any agreements or schedules supplemental or ancillary hereto and the expression "Article" followed by a number means and refers to the specified Article of this Agreement;

(d)      "Appoint" includes "elect" and vice versa;

(e) "Articles of Incorporation" means the Articles of Incorporation of the Corporation, as the same may be amended from time to time;

(f) "By-Laws" means the by-laws of the Corporation from time to time in force and effect;

(g) "Exchangeable Shares" means the exchangeable shares that may be issued from time to time by the Corporation, which shares, subject to their terms and conditions, may be exchanged for Trust Units;

(h) "Management Agreement" means the Management Agreement dated the date hereof between the Corporation, the Trustee for and on behalf of the Trust and the Manager, as amended;

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                                       3


(i) "Note Indenture" means the indenture between the Corporation and Montreal Trust Company of Canada pursuant to which the Notes are issued;

(j) "Notes" means the subordinated promissory notes issued by the Corporation pursuant to the terms of the Note Indenture and held by the Trust;

(k)      "Parties" means the parties to this Agreement;

(l) "Person" means an individual, corporation, partnership, trustee, syndicate, entity, association or unincorporated organization, and words importing persons have a similar meaning;

(m) "Plan of Arrangement" means the plan of arrangement contemplated by the Arrangement Agreement dated April 18, 2001 between the Trust, the Corporation and 925212 Alberta Ltd.;

(n) "Royalty Agreement" means the Royalty Agreement made as of May 24, 2001 between the Corporation and Montreal Trust Company of Canada for and on behalf of the Trust;

(o) "Shares" means the common shares of the Corporation from time to time outstanding;

(p) "Special Voting Unit" means the special voting units which are authorized for issuance under the Trust Indenture;

(q)      "Trust" means Advantage Energy Income Fund;

(r) "Trust Indenture" means the Trust Indenture dated as of April 17, 2001 between the Corporation and the Trustee for and on behalf of the Unitholders providing for the establishment of the Trust and the creation and issue of the Trust Units and Special Voting Units, as amended from time to time;

(s) "Royalty" means the Royalty payable by the Corporation to the Trust pursuant to the Royalty Agreement;

(t)      "Trust Units" has the meaning ascribed thereto in the Trust Indenture;
         and

(u)      "Unitholders" means the holders from time to time of one or more Trust
         Units.

1.3 Unless the context otherwise requires, where capitalized terms defined in the Trust Indenture are used herein without definition, the definitions set out therein shall apply to this Agreement.

1.4 In this Agreement, words importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender and vice versa where the context so requires.

1.5 The division of this Agreement into Articles and Sections and the Article and Section headings are for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

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                                       4


                                   ARTICLE 2
                     EFFECT AND IMPLEMENTATION OF AGREEMENT

2.1 This Agreement does not constitute a unanimous shareholder agreement within the meaning of the Act.

2.2 The Trustee covenants and agrees that it shall vote or cause to be voted the Shares of the Corporation owned by it to accomplish and give effect to the terms and conditions of this Agreement.

2.3 In the event of any conflict between the provisions of this Agreement on the one hand, and the Articles of Incorporation or By-Laws on the other, the Trustee agrees to vote or to cause to be voted the Shares owned by it so as to cause the Articles or By-laws, or both, as the case may be, to be amended to resolve any such conflict in favour of the provisions of this Agreement.

2.4 The Corporation by its execution hereof acknowledges that it has actual notice of the terms of this Agreement, consents hereto and hereby covenants with the Trustee for the benefit of the Trust and the Unitholders and the Manager that it will at all times during the term of this Agreement be governed by the terms and provisions hereof in carrying out its business and affairs and, accordingly, shall give or cause to be given such notices, execute or cause to be executed such documents and do or cause to be done all such acts, matters and things as may from time to time be necessary or required to carry out the terms and intent hereof.

2.5 The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trustee hereunder shall not be personally binding upon the Trustee or any of the holders of Trust Units and that any recourse against the Trust, the Trustee or any holders of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund; provided however that the limitation on recourse against the Trustee shall not be limited as aforesaid in the event of the fraud, wilful default or gross negligence of the Trustee.


                                   ARTICLE 3
                                   DIRECTORS

3.1 The Board of Directors of the Corporation shall consist of a minimum of five members, a maximum of nine members and shall initially be set at seven (7) members. As long as the Manager is a party to the Management Agreement, it shall be entitled to designate two (2) of the members of the Board of Directors of the Corporation. The balance of the members of the Board of Directors of the Corporation shall be selected by a vote of the Unitholders and holders of Special Voting Units, if any, at a meeting of Unitholders held in accordance with the Trust Indenture and thereafter the Trustee shall elect the individuals so selected by the Unitholders and holders of Special Voting Units, if any, and the Manager to the Board of Directors of the Corporation. In any event, the Unitholders and holders of Special Voting Units, if any, shall at all times be entitled to select a majority of the Board of Directors in the event that the number of Directors constituting the Board of Directors of the Corporation is changed in accordance with the Act and the Articles and the By-Laws of the Corporation. One of the directors so selected by the Unitholders and holders of Special Voting Units, if any,

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                                       5


will be the Chairman of the Board of Directors of the Corporation. In addition, a majority of the Board of Directors of the Corporation must not be officers, employees or consultants of the Corporation, the Manager or any of their respective affiliates. Committees of the Board of Directors shall in all cases be comprised of a majority of directors selected by the Unitholders and holders of Special Voting Units, if any.

3.2 The Board of Directors of the Corporation may give special consideration to the interests of the Unitholders and holders of Special Voting Units, if any, in determining whether a particular transaction or course of action is in the best interests of the Corporation.


                                   ARTICLE 4
                                     VOTING

4.1 Except as provided in Sections 2.2, 2.3 and 3.1 hereof and this Section 4.1, the Trustee shall abstain from voting its Shares at any and all meetings of the shareholders of the Corporation and shall not exercise any rights to pass a resolution in writing except in accordance with the result of a vote of Unitholders and except as follows:

(a) to eliminate or correct any provisions in the Articles of the Corporation inconsistent with the issuance of Exchangeable Shares of the Corporation;

(b)      to allow the creation and issuance of Exchangeable Shares; and

(c)      to do any other matter incidental to the issuance of Exchangeable
         Shares;

all as approved from time to time by the Board of Directors of the Corporation.

4.2 Unitholders and holders of Special Voting Units, if any, shall be entitled to notice of, to attend at and to direct the manner in which the Trustee will vote its Shares at any meeting of, and in respect of any matter put before the shareholders of the Corporation including, without limitation, voting on the election of directors of the Corporation as set forth in Article 3 (other than the directors of the Corporation to be selected by the Manager as set forth in Section 3.1), approving its financial statements and appointing its auditors, who shall be the same as the auditors of the Trust. Prior to the Trustee voting its Shares in respect of any matter, each Unitholder shall be entitled to vote in respect of the matter at a meeting of Unitholders called for the purpose of considering the matter on the basis of one vote per Trust Unit held and any holder of Special Voting Units, if any, shall be entitled to vote on the basis set forth in any rights and limitations to such Special Voting Units and the Trustee shall be required to vote its Shares in accordance with the result of the vote of Unitholders and the holders of the Special Voting Units, if any, on the matter.

4.3 Except with the approval of Unitholders and holders of Special Voting Units, if any, by Special Resolution, the Shares shall not be transferred to any Person except the Trustee.

                                   ARTICLE 5
                                 ISSUE OF SHARES

5.1 The Corporation may not issue any further Shares except upon the approval of Unitholders by Special Resolution and upon any such holder of any such Shares becoming a party to this Agreement in accordance with Section 7.1.

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                                       6


                                   ARTICLE 6
                                     WAIVER

6.1 To the extent permitted by law, the Trustee waives each and every provision contained in the Articles of Incorporation or By-laws insofar as they may conflict with the provisions of this Agreement.


                                   ARTICLE 7
                      SUBSEQUENT PARTIES TO THIS AGREEMENT

7.1 Any Person who shall hereafter become the registered owner of one or more Shares shall, prior to becoming such registered holder, and any replacement of the Trustee shall, prior to becoming the Trustee, execute one or more counterparts of this Agreement (whether or not the same has previously been executed by any other Person(s)) and shall thereafter be entitled to all of the benefits of and be bound by the terms and conditions of this Agreement in the same manner as if it had been an original party hereto.


                                   ARTICLE 8
                         TERM OF AGREEMENT AND AMENDMENT

8.1 This Agreement shall be in effect until terminated, cancelled or amended in writing by the agreement of the Corporation, the Manager and the Trustee, provided that the Trustee will only act on the direction of the Board of Directors of the Corporation, except with respect to any amendments that would affect the ability of Unitholders and holders of Special Voting Units, if any, to vote for and elect the majority of the members of the Board of Directors of the Corporation pursuant to Section 3.1 hereof, in which case the Trustee will only act on the direction of a Special Resolution of the Unitholders.


                                   ARTICLE 9
                               GENERAL PROVISIONS

9.1 Each party hereto covenants and agrees to execute or cause to be done or executed all such further and other acts, deed, things, instruments and assurances whatsoever for the better or more perfect and absolute performance of the terms and conditions of this Agreement.

9.2 Each communication provided for in this Agreement or arising in connection therewith (including the service of any documents or notices as may be required by any court or judge or by any court proceedings) shall be in writing and shall be delivered to the parties addressed as follows:

the Corporation:  Search Energy Corp.
                  700, 400 - 5th Avenue S.W.
                  Calgary, Alberta
                  T2P 0L6
                  Attention:   President
                  Fax:         (403) 262-0723


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                                       7


the Manager:      Advantage Investment Management Ltd.
                  3700, 400 - 3rd Avenue S.W.
                  Calgary, Alberta
                  T2P 4H2
                  Attention:   President
                  Fax:         (403) 264-5973

the Trustee:      Montreal Trust Company of Canada
                  Suite 710, Western Gas Tower
                  530 - 8th Avenue S.W.
                  Calgary, Alberta
                  T2P 3S8
                  Attention:   Manager, Corporate Trust Department
                  Fax:         (403)  267-6598

         Each party may change its mailing or delivery address by giving to the other parties written notice to that effect.

9.3 Each such communication shall be deemed to have been given to and received by the addressee when delivered.

9.4 The Trustee joins in this Agreement on behalf of the Unitholders and agrees to be bound hereby and to take all necessary measures to enforce this Agreement and all benefits and obligations created hereunder in favour of the Trust and the Unitholders.

9.5 This Agreement may be executed in any number of counterparts with the same effect as if all the parties hereto signed the same document. All counterparts shall be construed together and shall constitute one instrument.

9.6 Notwithstanding the place of negotiation or execution of this Agreement or the province of residence of any of the parties hereto or of any of the Unitholders, it is agreed that this Agreement shall be interpreted and construed in accordance with the laws of the Province of Alberta and the Corporation, the Manager and the Trustee hereby attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

9.7 Should any portion of this Agreement be judicially held to be invalid or wholly or partially unenforceable, such holding shall not invalidate or void the remainder of this Agreement, and the parties hereby agree that the parts so held to be wholly or partially invalid or enforceable shall be deemed to have been stricken herefrom with the same force and effect as if such part or parts had never been included herein or had always been revised and reduced in scope so as to be valid and enforceable, as the case may be.

9.8 This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors and permitted assigns and, through the Trustee, this Agreement shall enure to the benefit of and be binding upon the Unitholders, their respective heirs, executors, administrators, successors and permitted assigns.

9.9 Any and all certificates representing Shares now or hereafter beneficially owned by the Shareholder or any other Person during the currency of this Agreement (whether such certificates are issued initially or with respect to a transfer or otherwise) shall have endorsed thereon in bold type the following legend:

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                  "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE
                  SUBJECT TO THE PROVISIONS OF A SHAREHOLDER
                  AGREEMENT, WHICH AGREEMENT CONTAINS RESTRICTIONS RELATING TO THE VOTING, TRANSFER, HYPOTHECATION OR OTHER DISPOSITION OF SUCH SHARES AND NOTICE OF THE TERMS AND CONDITIONS OF SUCH AGREEMENT IS HEREBY GIVEN."

9.10              Time shall be of the essence of this Agreement.



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                                       9



         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day of the year first above written.

                                           SEARCH ENERGY CORP.


                                           Per:
                                                -----------------------------

                                           Per:
                                                -----------------------------




                                           ADVANTAGE INVESTMENT MANAGEMENT LTD.


                                           Per:
                                                -----------------------------

                                           Per:
                                                -----------------------------



                                           MONTREAL TRUST COMPANY OF CANADA, AS
                                           TRUSTEE FOR ADVANTAGE ENERGY INCOME
                                           FUND


                                           Per:
                                                -----------------------------

                                           Per:
                                                -----------------------------